Mail Stop 4628
                                                            October 9, 2018


David J. Matlin
Chief Executive Officer
Matlin & Partners Acquisition Corporation
585 Weed Street
New Canaan, CT 06840

       Re:    Matlin & Partners Acquisition Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed October 3, 2018
              File No. 1-38025

Dear Mr. Matlin:

       We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our reference to the prior comment is to the verbal comment issued on
October 1, 2018.

Risk Factors, page 34

Risks Related to MPAC and the Business Combination, page 45

The A&R Charter will designate the Court of Chancery of the State of Delaware, page 56

   1. We note your revised disclosure regarding your exclusive forum provision and actions arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 David J. Matlin
Matlin & Partners Acquisition Corporation
October 9, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.


                                                           Sincerely,

                                                           /s/ Loan Lauren P.
Nguyen for

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
Resources


cc:    Charles H. Still, Jr.
       Bracewell LLP